Exhibit 99.1

31 March 2010

Peak Mines Ltd., 0786244 B.C. Limited & New Gold Inc.
c/o New Gold Inc.
666 Burrard Street,
Suite 3110
Vancouver, British Columbia
V6C 2X8
CANADA

Dear Sirs

Variation: Agreement for the purchase and sale of quotas

This letter agreement is entered into by each of the parties to the agreement for the purchase and sale of quotas between Beadell Resources Limited, Beadell (Brazil) Pty Ltd., Beadell (Brazil 2) Pty Ltd., Peak Mines Ltd. , 0786244 B.C. Limited and New Gold Inc. dated 27 January 2010 (Sale Agreement).

Interpretation

Sections 1.2, 1.3, 1.6 and article 11 of the Sale Agreement are repeated in this letter agreement  with such amendments as are necessary for those repeated sections to apply to this letter agreement.

Variation

By this letter agreement, each of the parties to the Sale Agreement agree to vary the Sale Agreement, in accordance with section 1.8 of the Sale Agreement:

1.	Replace the definition of "Financing" in section 1.1 with the following :

“”Financing" means an equity financing which results in Beadell raising net proceeds of (and receiving cleared funds of) not less than A$53,865,000";

2.
In each of the definition of "Issued Beadell Shares" in section 1.1, the definition of "Minority Seller Amount" in section 1.1, section 2.1 (b)(iii), section 2.1 (c)(i) and in the third paragraph of the recitals, replace the numerals "$17,000,000" with the numerals "$16,000,000".

3.	In section 2.1 (b) replace the numerals "$63,000,000" with the numerals "$53,000,000".

4.	In the first paragraph of the recitals, replace the numerals "703,395,609" with the numerals "783,395,609".

5.	In section 3.1 replace the reference to "3.5(f)" with "3.4(f)".

6.	In section 9.7(a) replace the reference to "$2,000,000" with "$5,000,000".

7.	In section 9.7(b) replace the reference to "$15,000,000" with "$10,000,000".

Condition Subsequent

This letter agreement shall immediately terminate and be of no further force and effect unless, on or before 5.00pm (Perth time) on the day 3 Business Days (as defined in the Sale Agreement) after the date of this letter agreement, Beadell advises the Sellers that binding applications have been received in respect of the Financing for at least A$57,000,000 in aggregate.

Miscellaneous

The Sale Agreement and this letter agreement shall together constitute and be read as one and the same written instrument.

Except as otherwise amended by the foregoing, the provisions of the Sale Agreement shall be and continue in full force and effect and are hereby confirmed.

Yours faithfully

/s/ Peter Bowler

Beadell Resources Limited

cc:          Cassels Brock & Blackwell LLP
Scotia Plaza,
Suite 2100, 40 King Street West
TORONTO, ONTARIO M5H 3C2
CANADA

2

EXECUTED BY:

BREADELL (BRAZIL) PTY LTD.		BREADELL (BRAZIL 2) PTY LTD.

By:	/s/ Peter Bowler	By:	/s/ Peter Bowler
	Name: Peter Bowler		Name: Peter Bowler
	Title: Director		Title: Director

By:	/s/ Greg Barrett	By:	/s/ Greg Barrett
	Name: Greg Barrett		Name: Greg Barrett
	Title: Company Secretary		Title: Company Secretary

PEAK MINES LTD.		0786244 B.C. LIMITED

By:	/s/ Brian Penny	By:	/s/ Brian Penny
	Name: Brian Penny		Name: Brian Penny
	Title: Director		Title: Director

NEW GOLD INC.

By:	/s/ Brian Penny
Name: Brian Penny
Title: EVP & CFO